July 31, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Pamela A. Long

Re:	Tronox Limited

Registration Statement on Form S-4

Filed June 14, 2013

File No. 333-189308

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-35758

Dear Ms. Long,

This letter is being furnished by Tronox Finance LLC, a Delaware limited liability company (“Tronox Finance”) and Tronox Limited, a public company registered under the laws of the State of Western Australia, Australia (“Tronox Limited” and together with Tronox Finance and each of the guarantors listed on Schedule A hereto, the “Registrants”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 10, 2013 to Michael J. Foster, Senior Vice President, General Counsel & Secretary of Tronox Limited, with respect to (i) the Registrants’ Registration Statement on Form S-4 (File No. 333-189308) (the “Registration Statement”) that was initially filed with the Commission on June 14, 2013, (ii) Tronox Limited’s Annual Report on Form 10-K for Fiscal Year Ended December 31, 2012 (File No. 001-35573) (the “Annual Report”) that was initially filed with the Commission on February 28, 2013 and (iii) Tronox Limited’s Quarterly Report on Form 10-Q for the Three Months Ended March 31, 2013 (File No. 001-35573) (the “Quarterly Report”) that was initially filed with the Commission on May 9, 2013.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Registrants’ response to each of the numbered comments immediately below each numbered comment.

Tronox Limited

One Stamford Plaza, 263 Tresser Boulevard, Suite 1106

Stamford, Connecticut 06901

United States Securities and Exchange Commission

Division of Corporation Finance

In addition, the Registrants are hereby filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 has been revised to reflect the Registrants’ responses to the comments from the Staff [and to incorporate certain other updating and conforming changes]. All page numbers in the responses below refer to Amendment No. 1, except as otherwise noted. We have enclosed a courtesy package, which includes (i) four copies of Amendment No. 1, all of which have been marked to show changes from the initial filing of the Registration Statement, and (ii) a package of supplemental information as indicated in the responses below.

General

1.	Staff’s comment: We note that in certain circumstances the parent guarantor, Tronox Limited, may be released from its guarantee of the notes. Please provide us with your analysis as to how the guarantees constitute “full and unconditional” guarantees as required to rely on Rule 3-10 of Regulation S-X in light of the existence of the parent guarantor release provisions.

Response: In response to the Staff’s comment, the Registrants will amend Section 10.05(g) the Indenture to exclude Tronox Limited from the release of its guarantee under the Credit Facilities. A copy of the Form of Supplemental Indenture effecting such amendment is included with this package as supplemental information.

2.	Staff’s comment: We note that you are registering the Exchange Notes in reliance on our position in Exxon Capital Holdings, Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: In response to the Staff’s comment, the Registrants will file the requested supplemental letter via EDGAR on or about the date hereof.

3.	Staff’s comment: Please disclose in the Table of Additional Registrants, and elsewhere as appropriate, that all of the guarantor subsidiaries are 100% owned by Tronox Limited and that the guarantees are full and unconditional and joint and several, to the extent accurate. Where you disclose that the guarantees are full and unconditional, please also describe the circumstances when a guarantor may be released.

Response: In response to the Staff’s comment, the Registrants have amended the Table of Additional Registrants, and elsewhere as appropriate, to disclose that all of the guarantor subsidiaries are 100% owned by Tronox Limited and that the guarantees are full and unconditional and joint and several. In addition, the Registrants have disclosed that the guarantees are subject to customary release provisions where appropriate.

Tronox Limited

One Stamford Plaza, 263 Tresser Boulevard, Suite 1106

Stamford, Connecticut 06901

United States Securities and Exchange Commission

Division of Corporation Finance

Prospectus Cover Page

4.	Staff’s comment: Please revise the cover page to reflect that you are also registering the guarantees since the guarantees constitute a separate security. Please refer to Item 501(b)(2) of Regulation S-K.

Response: In response to the Staff’s comment, the Registrants have revised the cover page to clarify that the Registrants are also registering the guarantee of the Exchange Notes.

Exhibits 5.1 – 5.6

5.	Staff’s comment: Please have counsel revise opinion 5.2 to remove the language stating that it is not qualified to practice law in the State of Delaware. Such a disclaimer suggests that counsel’s opinion relating to Delaware law may not be relied upon.

Response: In response to the Staff’s comment, the Registrants have filed a revised opinion 5.2.

6.	Staff’s comment: Please remove any language in the opinions that limits the ability of purchasers in the offering to rely on the opinions. We note, for example, the language in Exhibit 5.3 that counsel disclaims all responsibility to any person other than the issuer and that no person that the letter is provided to pursuant to paragraph 3.4 of the opinion may rely on the opinion. We note similar language in Exhibit 5.4 that actions or claims relating to the opinion may only be brought in the courts of The Hague as well as limitations of counsel’s liability. Such limitations are not acceptable. Please revise accordingly.

Response: In response to the Staff’s comment, the Registrants have filed revised opinions 5.1, 5.3, 5.4 and 5.5.

7.	Staff’s comment: We note that in Exhibit 5.4 counsel has assumed that Tronox Worldwide Pty Limited will be duly authorized to execute, as General Partner of Tronox Holdings Europe C.V., the guarantee. This assumption undermines the opinion of counsel on page three that Tronox Worldwide Pty Limited has the corporate power to execute, in its capacity as general partner of Tronox Holdings Europe C.V., the guarantee. To the extent that counsel is relying on Australian counsel to provide the opinion with respect to Tronox Worldwide Pty Limited’s ability to execute the guarantee on the behalf of Tronox Holdings Europe C.V., please ensure that Australian counsel includes such an opinion in Exhibit 5.1.

Response: In response to the Staff’s comment, the Registrants have filed a revised opinion 5.1.

8.

Staff’s comment: Please remove the language in the opinions stating that counsel’s review was limited to only a specific set of documents or searches. We note, for example, the language in Schedule 3 of Exhibit 5.1 that counsel made no searches or independent investigations aside from those listed, and the language in Exhibits 5.4 and 5.5 that counsel

Tronox Limited

One Stamford Plaza, 263 Tresser Boulevard, Suite 1106

Stamford, Connecticut 06901

United States Securities and Exchange Commission

Division of Corporation Finance

reviewed and relied “exclusively” or “solely” on specific documents. Such a limitation implies that additional diligence might have been required to issue the opinion. We will not object to counsel including a list of documents it reviewed provided that the language does not state or imply that these were the only documents reviewed by counsel.

Response: In response to the Staff’s comment, the Registrants have filed a revised opinion 5.1, 5.4 and 5.5.

9.	Staff’s comment: We have reviewed each of the opinions of counsel and note that they each contain lengthy lists of assumptions or qualifications that appear to be neither necessary nor appropriate. We recognize that certain assumptions are appropriate and necessary, such as that the documents reviewed or relied upon in giving the opinion are true and correct copies, or that the signatures on documents are genuine, or other assumptions covering matters that appear to be essential to rendering the opinion given. However, many of the assumptions and qualifications included are either overly broad or gratuitous or appear to be matters counsel could determine through its diligence process. For example, we note certain assumptions or qualifications relating to whether the documents entered into by the registrants are in their best interest; whether the registrants are solvent or have taken any action for winding-up or liquidation; whether there are any pending regulatory or legislative proposals than may impact the opinion; that there are no restrictions on the registrant which would affect the ability to provide the opinion; whether the appointment of a guarantor would be deemed a power of attorney which may terminate without notice; and whether there are provisions in other documents not reviewed that are inconsistent with the opinions. We also note that there are many assumptions, the purpose of which is unclear, such as the assumptions that the company maintains its “centre of main interests” or does not maintain an “establishment” in certain jurisdictions, as well as references to the compliance with various foreign laws and regulations such as Schedule 1A of the Insolvency Act or the Works Councils Act.

Please have each counsel revise its opinion to remove all assumptions or qualifications that undermine the opinion, are inconsistent with the staff’s views contained in Section II.B.3 of Staff Legal Bulletin No. 19 (Oct. 14, 2011), or are unnecessary to the substance of the opinion rendered. To the extent counsel wishes to retain the assumptions contained in each of their respective opinions, please provide us with supplemental support justifying their inclusion. Please also provide us with a blackline version showing the revisions made to each opinion.

Response: In response to the Staff’s comment, the Registrants have filed revised opinions 5.1, 5.2, 5.3, 5.4 and 5.5. In addition, the Registrants include blackline versions of each opinion showing the revisions made since the last filing as supplemental material with this letter.

Tronox Limited

One Stamford Plaza, 263 Tresser Boulevard, Suite 1106

Stamford, Connecticut 06901

United States Securities and Exchange Commission

Division of Corporation Finance

Undertakings

10.	Staff’s comment: Please include the undertakings in Item 512(a)(6) of Regulation S-K and Item 22 of Form S-4.

Response: In response to the Staff’s comment, the Registrants have included the undertakings in Item 512(a)(6). The Registrants respectfully submit to the Staff that the undertakings included in Item 22(b) and Item 22(c) are not applicable to the Registration Statement because (i) the Registrants did not incorporate any information by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4 and (ii) the Registration Statement does not relate to the acquisition of a company.

11.	Staff’s comment: Please remove the undertaking from Item 512(e) of Regulation S-K as it does not appear applicable to the registration statement.

Response: In response to the Staff’s comment, the Registrants have removed the undertaking from Item 512(e) of Regulation S-K from the Registration Statement.

Form 10-K for the Fiscal Year Ended December 31, 2012

Mineral Reserves, page 38

12.	Staff’s comment: This disclosure in your form 10-K is still under review and we may have comments when our review is completed.

Response: Tronox Limited notes the Staff’s comment and letter, dated as of July 15, 2013, related to the Annual Report and replied to those additional comments in a separate letter, dated July 29, 2013.

Item 9A, page 114

13.	Staff’s comment: Please amend your Form 10-K for the year ending December 31, 2012, and your Form 10-Q for the period ending March 31, 2013, to provide the disclosures required by Item 307 of Regulation S-K.

Response: In response to the Staff’s comment, Tronox Limited has amended the Annual Report and the Quarterly Report to provide the disclosure required by Item 307 of Regulation S-K.

Tronox Limited

One Stamford Plaza, 263 Tresser Boulevard, Suite 1106

Stamford, Connecticut 06901

Please note that the Registrants will furnish a letter at the time they request acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at 405-775-5171 or the Registrants’ outside counsel, Christian Nagler at (212) 446-4660.

Sincerely,

/s/ Michael J. Foster

Michael J. Foster

Cc:	Christian O. Nagler, Esq.
David A. Curtiss, Esq.

Tronox Limited

One Stamford Plaza, 263 Tresser Boulevard, Suite 1106

Stamford, Connecticut 06901

Schedule A

Guarantors	Jurisdiction of Organization
Tronox Incorporated	Delaware
Tronox LLC	Delaware
Tronox US Holdings Inc.	Delaware
Tronox Australia Holdings Pty Limited	Western Australia, Australia
Tronox Australia Pigments Holdings Pty Limited	Western Australia, Australia
Tronox Global Holdings Pty Limited	Western Australia, Australia
Tronox Limited	Western Australia, Australia
Tronox Pigments Australia Holdings Pty Limited	Western Australia, Australia
Tronox Pigments Australia Pty Limited	Western Australia, Australia
Tronox Pigments Western Australia Pty Limited	Western Australia, Australia
Tronox Pigments LLC	Western Australia, Australia
Tronox Sands Holdings Pty Limited	Western Australia, Australia
Tronox Western Australia Pty Ltd.	Western Australia, Australia
Tronox Worldwide Pty Limited	Western Australia, Australia
Tronox Holdings (Australia) Pty Limited	Western Australia, Australia
Tronox Investments (Australia) Pty Ltd.	Western Australia, Australia
Tronox Australia Sands Pty Ltd.	Western Australia, Australia
Ticor Resources Pty Ltd.	Western, Australia, Australia
Ticor Finance (A.C.T.) Pty Ltd.	Western Australia, Australia
Tronox Sands Holdings Pty Limited	Western Australia, Australia
TiO2 Corporation Pty Ltd.	Western Australia, Australia
Yalgoo Minerals Pty. Ltd.	Australia
Tific Pty. Ltd.	Australia
Synthetic Rutile Holdings Pty Ltd.	Australia
Senbar Holdings Pty Ltd.	Australia
Pigment Holdings Pty Ltd.	Australia
Tronox Mineral Sales Pty Ltd.	Australia
Tronox Management Pty Ltd.	Australia
Tronox International Finance LLP	United Kingdom
Tronox Pigments Ltd.	Bahama Islands
Tronox Holdings Europe C.V.	The Netherlands
Tronox Holdings Coöperatief U.A.	The Netherlands

Tronox Limited

One Stamford Plaza, 263 Tresser Boulevard, Suite 1106

Stamford, Connecticut 06901